July 15, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: General American Railcar Corporation II (the "Company") Registration Statement on Form S-3
                  Registration No. 333-58731 (the "Registration Statement")

Ladies and Gentlemen:

         Pursuant to Rule 473(c) under the Securities Act of 1933, as amended, this letter is submitted on behalf of the Company to add the following delaying amendment to the Company's above-referenced Registration Statement:

                  "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

         Please contact the undersigned at 312-609-7686 if you have any questions.

                                                              Very truly yours,

                                                         /s/ JENNIFER R. EVANS

                                                              Jennifer R. Evans

cc:      Julie Griffith, Special Counsel
         Division of Corporation Finance